LIBERTY ALL-STAR® EQUITY FUND
ANNOUNCES APPROVAL OF TENDER OFFER

Contact:	For Immediate Release
Liberty All-Star Equity Fund
1-800-241-1850
www.all-starfunds.com

BOSTON, July 29, 2013 — Liberty All-Star® Equity Fund (NYSE: USA) (the “Fund”) announced that its Board of Trustees (the “Board”) has authorized the Fund to conduct a tender offer for up to 7.5% of its outstanding shares of beneficial interest at a price equal to 96% of its net asset value per share (“NAV”) as determined on the day the tender offer expires.  The Fund currently expects to commence its tender offer by the end of August.

If more than 7.5% of its outstanding shares are tendered, and not withdrawn, the Fund will purchase shares from tendering shareholders on a pro rata basis, with appropriate adjustment to avoid purchase of fractional shares.  Accordingly, shareholders cannot be assured that the Fund will purchase all of their tendered shares.  Additional terms and conditions of the tender offer will be set forth in the Fund’s offering materials.

The tender offer is intended to provide shareholders with an alternative source of liquidity for their investment in the Fund’s shares, to enhance long-term shareholder value and, potentially, to reduce the discount to net asset value at which the Fund’s shares are trading.  In approving the tender offer, the Fund’s Board considered a number of factors, including: the economic condition of the investment markets; that the tender offer could provide liquidity for shareholders in a manner that balances the interests of tendering and non-tendering shareholders; that the tender offer could enable shareholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time; that the tender offer is expected to have an accretive impact to NAV for shareholders who remain invested in the Fund; and that the tender offer may assist in narrowing the discount to NAV at which the shares trade. The Board also considered the potential impact of the tender offer on the Fund’s ability to implement its investment strategies, achieve its investment objective and maintain its multi-manager investment structure; whether the tender offer would be consistent with the investment and other policies of the Fund; and the potential tax consequences of the tender offer to the Fund.  Additionally, the Board considered that ALPS Advisors (“ALPS”), the Fund’s investment advisor, recommended the tender offer to the Board and believed it should enhance shareholder value.  In evaluating the recommendation, the Board took into account that ALPS had agreed with certain shareholders that it would recommend a tender offer to the Board.  There can be no assurance that the tender offer will narrow the discount to NAV at which the Fund’s shares trade.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The Fund has not yet commenced the tender offer described in this release.  Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov.  Shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer.  The Fund will also make available, without charge, the offer to purchase and the letter of transmittal.

The Fund is a multi-managed, closed-end investment company with more than $1.1 billion in net assets. The Fund’s shares are listed on the New York Stock Exchange under the symbol USA.  Liberty All-Star® Equity Fund is a closed-end fund and does not continuously offer shares. The Fund trades in the secondary market, investors wishing to buy or sell shares need to place orders through an intermediary or broker. The share price of a closed-end fund is based on the market’s value.

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This press release contains forward-looking statements.  These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include references to completion of the tender offer and the payment for shares related thereto.  These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance.  Results may differ due to various factors such as the possibility that shareholders may not tender their shares in the tender offer, or other conditions to completion of the tender offer are not satisfied.  For further details of these risks, you should read the filings with the Securities and Exchange Commission related to the tender offer, including the Schedule TO that will be filed and the documents referred to therein.  Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.